

October 24, 2014

<u>Via E-mail</u>
Kenneth A. Lewis
Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403

   Re: **Franklin Resources, Inc.**
      Form 10-K for the Fiscal Year Ended September 30, 2013
      Filed November 12, 2013
      File No. 001-09318

Dear Mr. Lewis:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Hugh West

        Hugh West
        Accounting Branch Chief